[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

January 30, 2012

VIA EDGAR AND HAND DELIVERY

H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Resource Partners, L.P.
Amendment No. 2 to Registration Statement on Form 10
Filed December 30, 2011
File No. 1-35317

Dear Mr. Schwall:

On behalf of our client, Atlas Resource Partners, L.P. (the “Partnership”), which is currently a wholly owned subsidiary of Atlas Energy, L.P. (“Atlas Energy”), we are providing the Partnership’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated January 24, 2012 with respect to the above-referenced filing.

WACHTELL, LIPTON, ROSEN & KATZ

H. Roger Schwall

U.S. Securities and Exchange Commission

January 30, 2012

This letter and Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form 10 (File No. 1-35317) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 3 marked to indicate changes from the version of the Registration Statement filed on December 30, 2011.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 in the marked version of Amendment No. 3.

General

1.	References in this letter to your document or filing include the Form 10 or the information statement filed as exhibit 99.1, as appropriate. Page references and captions are to the information statement, unless the context requires otherwise.

Response: The Staff’s comment is acknowledged.

2.	Please provide updated disclosure with each amendment.

Response: The Staff’s comment is acknowledged.

3.	We note your response to prior comment 3 from our letter dated December 21, 2011, and we re-issue the comment in part. Please explain why you believe that there is a valid purpose for the spin-off, although the assets to be spun-off have been held for less than a year. Please identify those no-action letters, if any, that support your position. Alternatively, please represent that Atlas Energy, L.P. will have held the assets for more than one year by the time the spin-off takes effect.

Response: In response to the Staff’s comment, the Partnership hereby represents that, by the time that the spin-off takes place, Atlas Energy, L.P. will have held the assets to be contributed to the Partnership prior to the spin-off for more than one year. Atlas Energy, L.P. acquired these assets from Atlas Energy, Inc. (“Old Atlas”) on February 17, 2011, and the spin-off will not take effect prior to February 17, 2012.

Information Statement Summary, page 9

Our Business, page 9

Overview, page 9

WACHTELL, LIPTON, ROSEN & KATZ

H. Roger Schwall

U.S. Securities and Exchange Commission

January 30, 2012

4.	We note that in response to prior comment 5 from our letter dated December 21, 2011 you now present operating income. Please disclose in a footnote to the table how you derive Gas and oil production margin and Partnership management margin for purposes of computing operating income. To the extent these margin amounts represent a non-GAAP measure, please provide the disclosures required by Item 10(e) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on pages 10 and 11 of the information statement has been revised.

5.	In footnotes (5) and (6), you refer to the “. . . the impact of certain allocations of production revenue to investor partners within our investment partnerships . . .” and “. . . the effects of our proportionate share of lease operating expenses associated with certain allocations of production revenue to investor partners within our investment partnerships . . .”, respectively. Please amend your document to explain, if true, that these revenue and expense items are due to the subordination of revenue to your limited partners. Cross reference the relevant risk factor on page 38 and the discussion in Note 9 on page F-33. If this is not the case, please clarify these statements to us.

Response: In response to the Staff’s comment, the disclosure on pages 11, 12 and 128 of the information statement has been revised.

Organizational Chart, page 17

6.	Please provide a separate organizational chart to show the organizational structure of Atlas Energy, L.P. and its affiliates before the distribution and related transactions. Please ensure that such additional chart and your corporate organizational chart at page 17 include all affiliated entities within the master limited partnership framework of Atlas Energy, L.P., including the general partner of Atlas Energy, L.P. and the other master limited partnerships in which Atlas Energy, L.P. has a limited and/or general partner interest. Highlight in some fashion Atlas Resource Partners, L.P.

Response: In response to the Staff’s comment, the disclosure on pages 18 and 19 of the information statement has been revised to include the revised organizational charts.

Estimated Cash Available for Distributions, page 85

7.

We note your disclosure in footnote 1 to the table of estimated cash available for distribution for the twelve months ended December 31, 2012. With respect to the projected wells to be connected during the twelve months ended December 31, 2012,

WACHTELL, LIPTON, ROSEN & KATZ

H. Roger Schwall

U.S. Securities and Exchange Commission

January 30, 2012

please quantify the amount of undeveloped reserves expected to be converted to developed reserves and the related volumes to be produced.

Response: The Partnership supplementally advises the Staff that, of the 227 additional natural gas wells that it projects to be connected during the twelve months ending December 31, 2012 (which number is subject to change based upon factors including business plan changes and market factors), only nine of the wells were recognized as proved undeveloped locations at December 31, 2010, and such nine wells had total estimated natural gas and oil reserves of 15.7 Bcfe. At the present time, the Partnership does not have sufficient new information to adjust its reserve estimates for these nine wells and, as such, expects to convert 15.7 Bcfe of estimated natural gas and oil reserves from proved undeveloped reserves to proved developed reserves. These wells are estimated to be connected at various dates throughout 2012, subject to change due to factors including operational issues and weather, and the Partnership estimates that these nine wells will produce an aggregate of 1.4 Bcfe during the twelve months ending December 31, 2012, subject to business plan changes, market factors and operational factors. The remaining 218 natural gas wells that the Partnership projects to connect during the twelve months ended December 31, 2012 are primarily related to the Partnership’s projected drilling activities in West Virginia and Colorado, which are conducted under farm-out arrangements whereby the Partnership does not own the leased acreage, and Tennessee, where the Partnership did not previously have any proved undeveloped locations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 98

Contractual Obligations and Commercial Commitments, page 116

8.	Please amend your document to comply with Item 1207 of Regulation S-K which requires the disclosures related to delivery commitments for fixed and determinable quantities of oil or gas in the near future under existing contracts or agreements.

Response: In response to the Staff’s comment, the disclosure on page 118 of the information statement has been revised to clarify that the Partnership does not have any delivery commitments for fixed and determinable quantities of natural gas and oil in the near future under existing contracts or agreements.

Business, page 121

Natural Gas and Oil Leases, page 129

9.	Item 1208 of Regulation S-K requires the disclosure of the minimum remaining terms of leases, if material, and your total gross and net productive wells. Please amend your document to comply with Regulation S-K.

WACHTELL, LIPTON, ROSEN & KATZ

H. Roger Schwall

U.S. Securities and Exchange Commission

January 30, 2012

Response: In response to the Staff’s comment, the disclosure on pages 131 and 132 of the information statement has been revised.

Natural Gas and Oil Reserves, page 130

10.	Here and on page 25, you present $4.38/MCF and $79.43/Bbl as the “weighted average prices” used for December 31, 2010 proved reserve estimation. These appear to be the unweighted average first-day-of-the-month benchmark prices for the 12 months preceding fiscal year-end. The average adjusted (weighted) prices from your third party reserve report are $4.63/MCF and $72.70/Bbl. Please amend your document to identify and disclose these four prices.

Response: In response to the Staff’s comment, the disclosure on pages 27 and 133 of the information statement has been revised.

11.	We note your statement, “We base these estimated proved natural gas and oil reserves and future net revenues of natural gas and oil reserves upon reports prepared by Wright & Company, Inc.” Comparison between your 2010 standardized measure (page F-38) and the “Grand Summary – Total Proved” page of Wright’s supplemental report indicate the “Future cash inflows” are noticeably larger than the figures for “Total Revenue” and “Future production costs” are noticeably larger than total production costs (sum of production tax, net operating expense and transmission/compression). Please explain these differences to us and amend your document to modify your standardized measure disclosure if it is appropriate.

Response: In response to the Staff’s comment, the disclosure on page 133 of the information statement has been revised to note that the estimated proved natural gas and oil reserves and future net revenues of natural gas and oil prepared by Wright & Company, Inc. have been adjusted to reflect the settlement of asset retirement obligations on gas and oil properties to achieve our standardized measure. Wright & Company, Inc.’s reports do not include the estimated future production costs associated with the plugging and abandonment of the wells included in the reserve report, as well as the related estimated salvage value proceeds from the wells. Supplementally, the Partnership notes that the future cash inflows disclosed on page F-38 of the information statement for the year ended December 31, 2010 have been increased by $98.8 million, and the future production costs for the year ended December 31, 2010 have been increased by $67.9 million, resulting in a net increase to the standardized measure of $2.3 million after the discount factor.

12.

Item 1202(a)(7) of Regulation S-K requires the disclosure of the internal controls you use in the estimation of your disclosed reserves and the qualifications of the (in-house) technical person primarily responsible for overseeing the preparation of the

WACHTELL, LIPTON, ROSEN & KATZ

H. Roger Schwall

U.S. Securities and Exchange Commission

January 30, 2012

reserves estimates by your third party engineer. Please amend your document to comply with Regulation S-K.

Response: In response to the Staff’s comment, the disclosure on page 133 of the information statement has been revised.

Proved Undeveloped Reserves (“PUDS”), page 132

13.	We note the negative revision for 2010 proved undeveloped reserves – “approximately 34.5 Bcfe in PUDs primarily due to changes in commodity prices.” – even though the 2010 prices (page 130) are higher than those for the prior year. We also note a similar statement in footnote (4) on page F-37. Please explain the circumstances for this retrograde reserve movement to us.

Response: In response to the Staff’s comment, the disclosure on pages 135 and F-37 of the information statement has been revised to reflect that the 34.5 Bcfe negative revision for 2010 proved undeveloped reserves was primarily due to the discontinuation of drilling plans in the Clinton/Medina and Upper Devonian formations over the next five years.

Management, page 140

Board of Directors and Officers of Our General Partner Following the Separation, page 140

14.	We note your response to prior comment 9 from our letter dated December 21, 2011, and your disclosure at page 147 that Atlas Energy GP, LLC is Atlas Energy, L.P.’s general partner. Please also provide such information in the biographical information in this section where you reference Atlas Energy GP, LLC.

Response: In response to the Staff’s comment, the disclosure beginning on page 143 (including the biographical information on the following pages) of the information statement has been revised.

15.	You disclose that nominees for election to the board of directors of your general partner will be presented to the sole equity holder of your general partner, Atlas Energy, L.P. In this regard, we note that in Atlas Energy, L.P.’s Form 10-K for the fiscal year ended December 31, 2010, Atlas Energy discloses that as a result of the AHD Transactions, Atlas Energy owns its general partner, and Atlas Energy’s unitholders will thus elect the board of directors of Atlas Energy’s general partner. Please disclose this fact and provide risk factor disclosure for any remaining risks that are material.

WACHTELL, LIPTON, ROSEN & KATZ

H. Roger Schwall

U.S. Securities and Exchange Commission

January 30, 2012

Response: In response to the Staff’s comment, the disclosure on pages 49, 54, 55, and 143 of the information statement has been revised.

Executive Compensation, page 147

16.	We note your response to prior comment 8 from our letter dated December 21, 2011, and your reference to executive compensation disclosure in Atlas Energy, L.P.’s annual report on Form 10-K for the fiscal year ended December 31, 2010 with respect to only two of the individuals serving as executive officers of your general partner. Please provide the disclosure contemplated by Item 402 of Regulation S-K regarding each of the officers of your general partner, or tell us why you do not believe that such disclosure is required. Please refer to the Regulation S-K Compliance and Disclosure Interpretation 217.01. In addition, please provide the compensation disclosure for the fiscal year ended December 31, 2011. Please also tell us why you have not explicitly incorporated by reference the relevant executive compensation disclosure from Atlas Energy, L.P.’s annual report on Form 10-K.

Response: In response to the Staff’s comment, the disclosure on pages 150 and 151 of the information statement has been revised.

17.	With a view toward disclosure, please tell us whether Atlas Energy, L.P. or its affiliates allocated in 2011 any portion of the compensation of your general partner’s directors and executive officers with respect to the exploration and production and partnership management businesses that are being transferred to you in connection with the spin-off. In this regard, we note in an October 17, 2011 conference call with analysts to discuss the formation of Atlas Resource Partners, Edward Cohen introduced Matt Jones as the head of your E&P Division. We also note your disclosure at page 39 that the transferred business was not managed as a separate business segment.

Response: The Staff is supplementally advised that neither Atlas Energy nor any of its affiliates has allocated in 2011 any portion of the compensation of the directors or named executive officers of Atlas Energy’s general partner to the businesses that will be transferred to the Partnership in connection with the spin-off. Atlas Energy did not make such an allocation because the businesses that will be transferred to the Partnership were not operated as a separate entity from the remainder of Atlas Energy during 2011. The disclosure on pages 150 and 151 of the information statement has been revised to disclose this fact. In addition, the disclosure on such pages has been revised to (1) incorporate by reference the historical compensation information of Messrs. Edward E. Cohen, Jonathan Z. Cohen, Matthew A. Jones, Sean P. McGrath and Freddie M. Kotek, which are the named executive officers of Atlas Energy’s general partner for fiscal year 2011 who are expected to be the executive officers of the Partnership’s general partner; and (2) note

WACHTELL, LIPTON, ROSEN & KATZ

H. Roger Schwall

U.S. Securities and Exchange Commission

January 30, 2012

that the Partnership expects that, after the completion of the separation, a majority of such executive officers’ compensation (and substantially all of Matthew A. Jones’ compensation) is expected to be reimbursable by the Partnership, because of the time that such executive officers are expected to devote to the Partnership business after completion of the separation.

Exhibit 99.2

18.	Please file a third party reserve report that includes:

—	The assumptions, data, methods and procedures used;

—	A statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report;

—	A discussion of primary economic assumptions including the origin and treatment of:

•	Average benchmark prices;

•	Average adjusted prices used to estimate reserves;

•	Production costs including production overhead; and

•	Capital costs;

—	A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves;

—	A discussion regarding the inherent uncertainties of reserves estimates; and

—	The qualifications of the technical person primarily responsible for estimating the disclosed reserves.

Refer to Items 1202(a)(7) and 1202(a)(8) of Regulation S-K.

Response: In response to the Staff’s comment, a revised reserve report prepared by Wright & Company has been filed as Exhibit 99.2 to the information statement.

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We hereby inform you on behalf of the Partnership that the Partnership acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

WACHTELL, LIPTON, ROSEN & KATZ

H. Roger Schwall

U.S. Securities and Exchange Commission

January 30, 2012

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *    *    *

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 (telephone) or DKLam@wlrk.com (email).

We thank the Staff in advance for its assistance.

Sincerely,

/s/ David K. Lam
David K. Lam
Wachtell, Lipton, Rosen & Katz

cc:    Lisa Washington, Atlas Energy, L.P.